SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

September 27, 2013

Re:                             Portugal Telecom, SGPS, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 30, 2013
(File No. 001-13785)

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of our client Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”), filed with the Commission on April 30, 2013 (File No. 001-13785).  The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the Year Ended December 31, 2012

Consolidated Statement of Comprehensive Income, page F-5

Comment 1:                               We note that you have chosen to present your statement of comprehensive income separately from your consolidated income statement. Please revise your presentation to begin your statement of comprehensive income with profit or loss, which is required by paragraph 10A of IAS 1.

Response:                                         The Company acknowledges the Staff’s comment regarding the requirement of paragraph 10A of IAS 1, and, in order to improve the presentation format of the consolidated statement of comprehensive income, the Company will revise this presentation format in future filings to begin with the profit or loss.

Comment 2:                               We refer to the line items, “total earnings and reserves recognized directly in equity” and “total income recognized.” In 2011 and 2012, these line items are losses. Please revise to properly distinguish between income and losses.

Response:                                         The Company acknowledges the Staff’s comment, and in future fillings, the Company will change those captions from “total earnings and reserves recognized directly in equity” and “total income recognized” to “total earnings (losses) and reserves recognized directly in equity” and “total income (loss) recognized,” respectively.

Comment 3:                               In accordance with paragraph 82A of IAS 1, please revise your presentation to clarify the difference between the groups, indicating those that (a) will not be reclassified subsequently to profit or loss; and (b) will be reclassified subsequently to profit or loss when specific conditions are met.

Response:                                         As disclosed in Note 4.1, Accounting policies, to the Company’s consolidated financial statements for the year ended December 31, 2012, the amendments to IAS 1, Presentation of Financial Statements, issued in June 2011 require additional disclosures to be made in the statement of comprehensive income such that items of other comprehensive income are grouped into two categories:  (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. These amendments are applicable as from January 1, 2013.  The Company acknowledges the Staff’s comment and will change the presentation format of the consolidated statement of comprehensive income accordingly in its future filings.

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The Company has advised us that it acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John C. Ericson at (212) 455-3520 with any questions or comments.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Terry French, Accountant Branch Chief
Christy Adams, Senior Staff Accountant
Luis Pacheco de Melo